UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

This current report on Form 6-K is being furnished for the purposes of (i) providing a management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2024 and 2023, and (ii) updating certain disclosures and Risk Factors from our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities & Exchange Commission on April 29, 2024, relating principally to our Second Amended and Restated Master Franchise Agreement for all of the Territories except Brazil, executed on December 30, 2024, entered into by Arcos Dorados Holdings Inc., Arcos Dorados B.V., Arcos Dorados Group B.V., certain of our subsidiaries, Los Laureles, Ltd. and McDonald’s Latin America, LLC (the “MFA”), and the Third Amended and Restated Master Franchise Agreement for Brazil, executed on December 30, 2024, entered into by Arcos Dourados Comercio de Alimentos S.A. and McDonald’s Latin America, LLC (the “Brazil MFA” and, together with the MFA and related documents, the “MFAs”).

This current report on Form 6-K, is incorporated by reference into the Company’s offer to purchase for cash any and all of its outstanding 5.875% Senior Notes due 2027, dated as of January 15, 2025, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

table of contents

i

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated interim financial statements, included in our report on Form 6-K furnished on November 13, 2024.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” annual report on Form 20-F for the year ended December 31, 2023.

Overview

We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.3% of McDonald’s global sales in 2023. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of September 30, 2024, we operated or franchised 2,410 McDonald’s-branded restaurants, which represented 5.9% of McDonald’s total franchised restaurants worldwide.

We operate in the quick-service restaurant (“QSR”) sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of September 30, 2024, of our 2,410 McDonald’s-branded restaurants in the Territories, 1,715 (or 71.2%) were Company-operated restaurants and 695 (or 28.8%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. In the nine months ended September 30, 2024, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 476 of our 2,410 restaurants and the buildings for all but six of our restaurants.

Segment Presentation

Our operating segments are comprised of three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.

As of September 30, 2024, 48.1% of our restaurants were located in Brazil, 26.9% in NOLAD and 25.0% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring of customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our three geographic divisions (Brazil, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In the nine months ended September 30, 2024, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% of our total revenues, respectively. In the nine months ended September 30, 2023, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.6% and 4.4% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our sub-franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, related to the products that we sell to customers in Company-operated restaurants;

•	payroll and employee benefit costs, related to the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, which tend to increase as sales increase;

•	occupancy and other operating expenses, related to all other direct expenses of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as sales increase, outside services, such as delivery partner fees, security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalties we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales in Company-operated restaurants and franchised restaurants, as well as system support fees.

Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend a percentage of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub-franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income. The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating income, net, includes gains and losses on asset acquisitions and dispositions, gains related to sales and exchange of restaurant businesses, write-offs of long-lived assets, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs of inventory, recovery of taxes, results from equity method investments and other miscellaneous items.

Other Line Items

Net interest expense and other financing results primarily includes interest expense on our short-term and long-term debt, interest income and other financial results.

Gain (Loss) from derivative instruments relates to the results of derivatives that are not designated for hedge accounting.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net, primarily include certain results related to tax credits and asset taxes that we are required to pay in certain countries and other non-operating charges.

Income tax expense, net, includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 16 restaurants at September 30, 2024 (16 restaurants at September 30, 2023).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During the nine months ended September 30, 2024 and 2023, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase the average check to keep pace with inflation.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth in constant currency.

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data and constant currency measures and average restaurant sales.

Comparable Sales and comparable sales growth

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing, product mix and items per order, among other factors. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as pandemics. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolívar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or “ARS,” is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth and sales growth in constant currency

Sales growth refers to the change in sales by all restaurants, whether operated by us or by sub-franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolívar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income (loss) plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sales, insurance recovery and contribution in equity method investments of property and equipment; write-offs of long-lived assets; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of long-lived assets, impairment of long-lived assets and goodwill that do not result in cash payments; and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 71.2% of our systemwide restaurants are Company-operated as of September 30, 2024.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated statement of income.

Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity.

Critical Accounting Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our condensed consolidated interim financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these condensed consolidated interim financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity.

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter or when an impairment indicator exists. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

See Note 3 to our consolidated financial statements for the year ended December 31, 2023, for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of September 30, 2024 amounted to $193 million. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In the nine months ended September 30, 2024, we recognized net gains amounting to $11 million. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

As of September 30, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $192 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess its tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

In addition, there are certain matters related to the interpretation of other tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 in a range of $490 million and $533 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our condensed consolidated interim financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

See Note 8 to our condensed consolidated interim financial statements for the period ended September 30, 2024.

Results of Operations

We have based the following discussion on our condensed consolidated interim financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances in local currency for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases:

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024(2)	2023(3)	2024(2)	2023(3)	2024(4)	2023(5)
	(in thousands of U.S. Dollars, except percentages)
Company-operated restaurants	3,175,578	3,016,212	5.3%	21.4%	45.4%	41.2%	40.6%	37.8%
Franchised restaurants(6)	1,139,749	1,070,223	6.5%	17.5%	30.5%	30.5%	26.8%	28.9%
Total restaurants	4,315,327	4,086,435	5.6%	20.3%	41.5%	38.3%	37.0%	35.4%

(1)	Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales.

(2)	In nominal terms, sales increased during the nine months ended September 30, 2024 due to comparable sales growth of 37.0%, as a result of higher traffic in NOLAD and Brazil, together with the increase in average check in all divisions. This was partially offset by lower traffic in SLAD and negative impact of the depreciation of currencies, mainly in Argentina, Brazil, Chile and Venezuela. We had 1,715 Company-operated restaurants and 695 franchised restaurants as of September 30, 2024, compared to 1,658 Company-operated restaurants and 681 franchised restaurants as of September 30, 2023.

(3)	In nominal terms, sales increased during the nine months ended September 30, 2023 due to comparable sales growth of 35.4%, as a result of higher in traffic in all divisions and the increase in average check. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina and Venezuela. We had 1,658 Company-operated restaurants and 681 franchised restaurants as of September 30, 2023, compared to 1,611 Company-operated restaurants and 686 franchised restaurants as of September 30, 2022.

(4)	Our comparable sales increase on a systemwide basis in the nine months ended September 30, 2024 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.

(5)	Our comparable sales increase on a systemwide basis in the nine months ended September 30, 2023 was driven by the increase in traffic in almost all markets, together with the increase of average check in all divisions.

(6)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023	2024	2023	2024	2023
	(in thousands of U.S. Dollars, except percentages)
Company-operated restaurants:
Brazil	1,224,464	1,128,007	8.6%	19.3%	13.9%	16.4%	8.0%	12.8%
NOLAD	893,966	806,858	10.8%	26.5%	9.7%	17.4%	6.3%	13.0%
SLAD	1,057,148	1,081,347	(2.2)%	19.8%	105.1%	83.9%	101.1%	82.1%
Total Sales by Company-operated restaurants	3,175,578	3,016,212	5.3%	21.4%	45.4%	41.2%	40.6%	37.8%
Franchised restaurants:
Brazil	757,367	701,597	7.9%	15.0%	13.0%	12.1%	10.0%	9.0%
NOLAD	215,248	195,541	10.1%	17.8%	10.0%	6.9%	12.0%	11.5%
SLAD	167,134	173,085	(3.4)%	28.5%	124.9%	142.7%	106.9%	137.9%
Total sales by Franchised restaurants	1,139,749	1,070,223	6.5%	17.5%	30.5%	30.5%	26.8%	28.9%
Total restaurants:
Brazil	1,981,831	1,829,604	8.3%	17.6%	13.4%	14.7%	8.8%	11.3%
NOLAD	1,109,214	1,002,399	10.7%	24.7%	9.7%	15.2%	7.4%	12.7%
SLAD	1,224,282	1,254,432	(2.4)%	21.0%	107.8%	91.6%	101.9%	89.4%
Total sales by restaurants	4,315,327	4,086,435	5.6%	20.3%	41.5%	38.3%	37.0%	35.4%

	Sales		Number of restaurants		Average restaurant sales
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023	2024(1)	2023(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Company-operated restaurants	3,175,578	3,016,212	1,715	1,658	1,852	1,819
Franchised restaurants(3)	1,139,749	1,070,223	695	681	1,640	1,572
Total restaurants	4,315,327	4,086,435	2,410	2,339	1,791	1,747

(1)	Our average restaurant sales (“ARS”) increased in the nine months ended September 30, 2024 due to higher traffic compared to 2023, together with the increase in average check in all divisions. This was partially offset by the negative impact of the depreciation of currencies, mainly in Argentina, Brazil, Chile and Venezuela.

(2)	Our ARS increased in the nine months ended September 30, 2023 due to the increase in traffic in almost all markets, together with the increase of average check in all divisions.

(3)	Franchised restaurant sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Digital, Delivery and Drive-Thru Strategy

Our strategy focuses on Digital (which includes the mobile app, delivery, self-order kiosks and order ahead), Delivery (including third party and own delivery), Drive-Thru (including sales through our mobile app and in person) to align with evolving consumer trends and preferences, enhancing brand preference and driving sustainable growth.

Net revenues from these three segments have shown significant year-over-year growth in recent years, which reflects our successful efforts to enhance digital engagement.

Delivery revenues increased from $566.7 million in 2021 to $728.1 million in 2022, and $937.0 million in 2023. Delivery revenues increased from $673.7 million in the nine months ended September 30, 2023 to $817.2 million in the nine months ended September 30, 2024.

Drive-Thru revenues rose from $1,211.7 million in 2021 to $1,332.4 million in 2022 and to $1,432.7 million in 2023. Drive-Thru revenues increased from $1,056.4 million in the nine months ended September 30, 2023 to $1,077.9 million in the nine months ended September 30, 2024.

Digital revenues increased from $1,259.2 million in 2021 to $1,947.0 million in 2022 and to $2,804.8 million in 2023. Digital revenues increased from $1,996.4 million in the nine months ended September 30, 2023 to $2,448.7 million in the nine months ended September 30, 2024.

The following table presents net revenues for our Delivery, Drive-Thru and Digital channels:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2024	2023	2023	2022	2021
	(in thousands of U.S. dollars)
Delivery	817,234	673,654	937,042	728,105	566,706
Drive-Thru	1,077,937	1,056,413	1,432,706	1,332,446	1,211,653
Digital	2,448,697	1,996,388	2,804,831	1,946,996	1,259,182

Comparable sales growth over blended inflation

Blended inflation represents the weighted average inflation rate across the countries where the Company operates, with the underlying country inflation rates used in the calculation sourced from official data published by the respective authorities in each market. The comparable sales growth over blended inflation multiple is calculated based on comparable sales growth from the prior year in each market divided by the applicable blended inflation rate.

The blended inflation across our regions has declined steadily over the last years. Consolidated comparable sales growth over blended inflation decreased from 2.7x in 2021 to 2.4x in 2022 to 1.3x in 2023. Additionally consolidated comparable sales growth over blended inflation for the nine months ended September 30, 2024 was 0.9x, a decrease from 1.5x for the nine months ended September 30, 2023.

Brazil’s inflation multiple remained relatively stable, moving from 2.5x in 2021 to 3.2x in 2022, and stabilizing at 2.1x in 2023. Brazil’s inflation multiple for the nine months ended September 30, 2023 was 2.5x as compared to 2.1x for the nine months ended September 30, 2024.

NOLAD’s multiple fell significantly from 10.6x in 2021 to 3.3x in 2022 and 2.9x in 2023. NOLAD’s inflation multiple for the nine months ended September 30, 2023 was 3.1x as compared to 2.6x for the nine months ended September 30, 2024.

Similarly, SLAD declined from 2.4x in 2021 to 2.0x in 2022 and 1.2x in 2023. SLAD’s inflation multiple for the nine months ended September 30, 2023 was 1.3x as compared to 0.8x for the nine months ended September 30, 2024.

The following table presents our consolidated comparable sales growth over blended inflation multiple by division:

	For the Nine Months Ended September 30,				For the Years Ended December 31,
	2024		2023		2023		2022		2021
Comparable sales growth over blended inflation multiple
Brazil	2.1	x	2.5	x	2.1	x	3.2	x	2.5	x
NOLAD	2.6	x	3.1	x	2.9	x	3.3	x	10.6	x
SLAD	0.8	x	1.3	x	1.2	x	2.0	x	2.4	x
Arcos Dorados’ consolidated blended inflation multiple	0.9	x	1.5	x	1.3	x	2.4	x	2.7	x

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

Set forth below are our results of operations for the nine months ended September 30, 2024 and 2023.

	For the Nine Months Ended September 30,		% Increase (Decrease)
	2024	2023
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	3,175,578	$3,016,212	5.3%
Revenues from franchised restaurants	150,364	$140,211	7.2%
Total revenues	3,325,942	$3,156,423	5.4%
Company-operated restaurant expenses:
Food and paper	(1,115,088)	(1,061,634)	5.0%
Payroll and employee benefits	(603,392)	(580,286)	4.0%
Occupancy and other operating expenses	(930,182)	(843,176)	10.3%
Royalty fees	(198,527)	(180,317)	10.1%
Franchised restaurants – occupancy expenses	(62,995)	(60,053)	4.9%
General and administrative expenses	(209,682)	(202,924)	3.3%
Other operating income, net	15,519	4,219	267.8%
Total operating costs and expenses	(3,104,347)	(2,924,171)	6.2%
Operating income	221,595	232,252	(4.6)%
Net interest expense and other financing results	(39,059)	(26,960)	44.9%
Gain (loss) from derivative instruments	733	(13,220)	(105.5)%
Foreign currency exchange results	(15,823)	22,231	(171.2)%
Other non-operating income (expenses), net	106	(100)	(206.0)%
Income before income taxes	167,552	214,203	(21.8)%
Income tax expense, net	(76,695)	(87,922)	(12.8)%
Net income	90,857	126,281	(28.1)%
Less: Net income attributable to non-controlling interests	(502)	(785)	(36.1)%
Net income attributable to Arcos Dorados Holdings Inc.	90,355	125,496	(28.0)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in the nine months ended September 30, 2024 and 2023.

Systemwide Restaurants	For the Nine Months Ended September 30,
	2024	2023
Systemwide restaurants at beginning of period	2,361	2,312
Restaurant openings	56	45
Restaurant closings	(7)	(18)
Systemwide restaurants at end of period	2,410	2,339

Company-Operated Restaurants	For the Nine Months Ended September 30,
	2024	2023
Company-operated restaurants at beginning of period	1,678	1,633
Restaurant openings	40	31
Restaurant closings	(6)	(16)
Net conversions of franchised restaurants to Company-operated restaurants	3	10
Company-operated restaurants at end of period	1,715	1,658

Franchised Restaurants	For the Nine Months Ended September 30,
	2024	2023
Franchised restaurants at beginning of period	683	679
Restaurant openings	16	14
Restaurant closings	(1)	(2)
Net conversions of franchised restaurants to Company-operated restaurants	(3)	(10)
Franchised restaurants at end of period	695	681

Revenues

	For the Nine Months Ended September 30,
	2024	2023	% Increase (Decrease)
Sales by Company-operated restaurants	(in thousands of U.S. Dollars)
Brazil	1,224,464	1,128,007	8.6%
NOLAD	893,966	806,858	10.8%
SLAD	1,057,148	1,081,347	(2.2)%
Total	3,175,578	3,016,212	5.3%
Revenues from franchised restaurants
Brazil	97,936	90,603	8.1%
NOLAD	28,644	25,639	11.7%
SLAD	23,784	23,969	(0.8)%
Total	150,364	140,211	7.2%
Total revenues
Brazil	1,322,400	1,218,610	8.5%
NOLAD	922,610	832,497	10.8%
SLAD	1,080,932	1,105,316	(2.2)%
Total	3,325,942	3,156,423	5.4%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $159.4 million, or 5.3%, from $3,016.2 million in the nine months ended September 30, 2023 to $3,175.6 million in the same period in 2024. This growth was mainly driven by the increase in traffic in the Territories (1.5%), and the average check growth of 38.6%, which led to an increase in comparable sales by Company-operated restaurants of $1,221.7 million. In addition, the opening of 40 Company-operated restaurants, the closure of six Company-operated restaurants and the conversion of three franchised restaurants into Company-operated restaurants in the nine months ended September 30, 2024, contributed $149.0 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar which resulted in a $1,208.9 million sales decline, mainly in Argentina, Chile, Brazil and Venezuela, and the deferral of sales related to points accrued by customers under our loyalty program that decreased sales in the period by $2.4 million.

In Brazil, sales by Company-operated restaurants increased by $96.5 million, or 8.6%, from $ 1,128.0 million in the nine months ended September 30, 2023 to $ 1,224.5 in the same period in 2024. This increase was mainly driven by an increase in comparable sales of 8.0% as a result of an increase in traffic (2.3%) and an average check growth of 5.6% which resulted in a sales increase of $90.5 million. In addition, 19 net restaurant openings coupled with the conversion of five franchised restaurants into Company-operated restaurants in the nine months ended September 30, 2024, resulted in a $65.6 million increase in sales. On the other hand, the depreciation of the Brazilian real against the U.S. dollar decreased sales by $58.0 million, while the deferral of sales related to points accrued by customers under our loyalty program decreased sales in the period by $1.6 million.

In NOLAD, sales by Company-operated restaurants increased by $87.1 million, or 10.8%, from $806.9 million in the nine months ended September 30, 2023 to $894.0 million in the same period in 2024. This was a consequence of an increase in comparable sales of 6.3%, as a result of an increase in traffic of 6% and an average check growth of

0.2%. The opening of five Company-operated restaurants and the closing of four Company-operated restaurants since December 31, 2023, had a positive impact of $27.4 million to sales, while the appreciation of local currencies also had a $9.4 million positive impact on sales.

In SLAD, sales by Company-operated restaurants decreased by $24.2 million, or 2.2%, from $1,081.3 million in the nine months ended September 30, 2023 to $1,057.1 million in the same period in 2024. This decrease was mainly driven by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, the Chilean peso and the Venezuelan bolívar, which decreased sales by $1,160.4 million. This was partially offset by the increase in comparable sales of 101.1%, mainly driven by the increase in average check (106.4%), primarily due to the inflationary context in Argentina and Venezuela, and a traffic contraction of 2.5%, mostly explained by the economic context in Argentina, which resulted in a sales increase of $1,080.6 million. In addition, the opening of 15 Company-operated restaurants and the closure of one Company-operated restaurant, coupled with the conversion of two Company-operated restaurants into franchised restaurants, since December 31, 2023 contributed $56.0 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $10.2 million, or 7.2%, from $140.2 million in the nine months ended September 30, 2023 to $150.4 million in the same period in 2024. The increase in revenues was mainly driven by higher comparable sales, which caused revenues to grow by $37.6 million. In addition, the net opening of 15 franchised restaurants offset by the net conversion of three franchised restaurants into Company-operated restaurants increased revenues by $6.0 million, and the increase in the percentage of rental income from sales in franchised restaurants improved revenues from franchised restaurants by $1.0 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $34.5 million.

In Brazil, revenues from franchised restaurants increased by $7.3 million, or 8.1%, from $90.6 million in the nine months ended September 30, 2023 to $97.9 million in the same period in 2024, primarily due to higher comparable sales of 10.0%, which increased revenues by $9.0 million. Additionally, the net opening of 11 franchised restaurants and the net conversion of five franchised restaurants into Company-operated restaurants increased revenues by $2.8 million. Also, the depreciation of the Brazilian real against the U.S. dollar decreased revenues by $4.5 million.

In NOLAD, revenues from franchised restaurants increased by $3.0 million, or 11.7%, from $25.6 million in the nine months ended September 30, 2023 to $28.6 million in the same period in 2024. This increase was a result of a 12.0% increase in comparable sales.

In SLAD, revenues from franchised restaurants decreased by $0.2 million, or 0.8%, from $24.0 million in the nine months ended September 30, 2023 to $23.8 million in the same period in 2024. This decrease was caused by the depreciation of currencies against the U.S. dollar which caused a decrease in revenues of $29.9 million. This was partially offset by higher comparable sales, which increased revenues by $25.6 million. In addition, the net opening of three franchised restaurants coupled with the conversion of two Company-operated restaurants into franchised restaurants increased revenues by $3.6 million. Moreover, the increase in the percentage of rental income from sales in franchised restaurants improved revenues from franchised restaurants by $0.5 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $53.5 million, or 5.0%, from $1,061.6 million in the nine months ended September 30, 2023 to $1,115.1 million in the same period in 2024. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 35.1%. This decrease is explained by higher price increases as compared to cost increases in several markets and more efficient waste management.

In Brazil, food and paper costs increased by $28.8 million, or 7.4%, from $389.9 million in the nine months ended September 30, 2023 to $418.6 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.4 percentage points to 34.2%. This decrease is explained by higher price increases as compared to cost increases in several markets and more efficient waste management.

In NOLAD, food and paper costs increased by $32.2 million, or 11.2%, from $286.4 million in the nine months ended September 30, 2023 to $318.6 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.1 percentage points to 35.6%. This increase is explained by lower price increases as compared to cost increases in Mexico, Panama and Puerto Rico partially offset by better product mix strategy, and more efficient inventory and waste management in Mexico.

In SLAD, food and paper costs decreased by $7.5 million, or 1.9%, from $385.3 million in the nine months ended September 30, 2023 to $377.8 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.1 percentage points to 35.7%. This increase is explained by higher food and paper costs in Argentina and Venezuela, partially offset by a better product mix in Chile and Colombia, and a higher price increase as compared to costs in Uruguay.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $23.1 million, or 4.0%, from $580.3 million in the nine months ended September 30, 2023 to $603.4 million in the same period in 2024. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.2 percentage points to 19.0%. The decrease is mostly attributable to a recovery related to social security contributions in Brazil and efficiencies in crew and management payroll.

In Brazil, payroll and employee benefits costs decreased by $1.4 million, or 0.6%, from $210.7 million in the nine months ended September 30, 2023 to $209.3 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.6 percentage points to 17.1%, mainly as a result of a recovery related to social security contributions, partially offset by higher management expenses.

In NOLAD, payroll and employee benefits costs increased by $23.5 million, or 14.1%, from $166.8 million in the nine months ended September 30, 2023 to $190.3 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.6 percentage points to 21.3%, mainly due to an increase in crew hour costs above average check growth in several markets of the division, driven by increases in minimum wage salaries, partially offset by improved crew productivity.

In SLAD, payroll and employee benefits costs increased by $1.0 million, or 0.5%, from $202.7 million in the nine months ended September 30, 2023 to $203.7 in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.5 percentage points to 19.3% mainly as a result of an increase in crew payroll as percentage of sales due to an increase in crew hour costs above average check growth in most markets of the division.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $87.0 million, or 10.3%, from $843.2 million in the nine months ended September 30, 2023 to $930.2 million in the same period in 2024. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased by 1.3 percentage points to 29.3%, mainly driven by higher delivery costs coupled with depreciation costs and utilities.

In Brazil, occupancy and other operating expenses increased by $35.2 million, or 11.1%, from $317.5 million in the nine months ended September 30, 2023 to $352.7 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.7 percentage points to 28.8%, mainly due to higher delivery and utility costs partially offset by lower cash collection costs.

In NOLAD, occupancy and other operating expenses increased by $31.4 million, or 13.9%, from $225.9 million in the nine months ended September 30, 2023 to $257.3 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.8 percentage points to 28.8% due to higher depreciation costs together with delivery costs and IT services expenses.

In SLAD, occupancy and other operating expenses increased by $20.4 million, or 6.8%, from $299.8 million in the nine months ended September 30, 2023 to $320.2 million in the same period in 2024. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 2.6 percentage points to 30.3%, driven by higher delivery costs, higher utilities cost lower absorption of fixed costs.

Royalty Fees

Our total royalty fees increased by $18.2 million, or 10.1%, from $180.3 million in the nine months ended September 30, 2023 to $198.5 million in the same period in 2024. Royalty fees increased, as a percentage of sales, by 0.3 percentage points to 6.3% mainly due to higher sales compared to lower growth support funding, as a percentage of sales, provided by McDonald’s to Arcos Dorados, coupled with higher taxes over royalties.

In Brazil, royalty fees increased by $14.8 million, or 28.5%, from $51.9 million in the nine months ended September 30, 2023 to $66.7 million in the same period in 2024. Royalty fees increased, as a percentage of sales, by 0.8 percentage points to 5.4% due to higher sales compared to lower growth support funding, as a percentage of sales, provided by McDonald’s to Arcos Dorados, coupled with higher taxes over royalties.

In NOLAD, royalty fees increased by $6.0 million, or 10.8%, from $55.7 million in the nine months ended September 30, 2023 to $61.8 million in the same period in 2024. As a percentage of sales, royalty fees remained unchanged, closing at 6.9%.

In SLAD, royalty fees decreased by $2.6 million, or 3.6%, from $72.7 million in the nine months ended September 30, 2023 to $70.1 million in the same period in 2024, due to lower sales in Argentina. As a percentage of sales, royalty fees decreased by 0.1 percentage points to 6.6% due to an increase in the share of sales in Venezuela, for which no royalty fees are paid.

Franchised Restaurants – Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $2.9 million, or 4.9%, from $60.1 million in the nine months ended September 30, 2023 to $63.0 million in the same period in 2024, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants coupled with higher taxes in Brazil. This was partially offset by depreciation of currencies against the U.S. dollar, especially in Venezuela and Argentina.

In Brazil, occupancy expenses from franchised restaurants increased by $2.4 million, or 5.6%, from $43.3 million in the nine months ended September 30, 2023 to $45.7 million in the same period in 2024, mainly due to higher rent expenses for leased properties coupled with higher taxes, as a consequence of the increase in comparable sales from franchised restaurants. This was partially offset by depreciation of the Brazilian real against the U.S. dollar.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.4 million, or 4.6%, from $9.4 million in the nine months ended September 30, 2023 to $9.8 million in the same period in 2024, mainly due to higher rent expenses for leased properties, as a consequence of higher comparable sales from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants increased by $0.1 million, or 1.1%, from $7.4 million in the nine months ended September 30, 2023 to $7.5 million in the same period in 2024, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants. This was partially offset by the depreciation of currencies against the U.S. dollar.

Set forth below are the margins for our franchised restaurants in the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Nine Months Ended September 30,
	2024	2023
Brazil	53.3%	52.2%
NOLAD	65.8%	63.5%
SLAD	68.6%	69.2%
Total	58.1%	57.2%

General and Administrative Expenses

General and administrative expenses increased by $6.8 million, or 3.3%, from $202.9 million in the nine months ended September 30, 2023 to $209.7 million in the same period in 2024. This is explained primarily by higher expenses in all divisions except for Corporate and others, mainly related to payroll expenses, outside service expenses, occupancy expenses, mostly explained by Argentina’s inflation. This was partially offset by the depreciation of currencies against the U.S. dollar, especially the Argentine peso, that contributed $123.6 million to the reduction in general and administrative expenses.

In Brazil, general and administrative expenses increased by $2.2 million, or 4.3%, to $53.2 million in the nine months ended on September 30, 2024 compared to the same period in 2023. The increase is explained by higher occupancy expenses amounting to $2.5 million, coupled with higher bonuses and other variable compensation of $1.1 million. In addition, higher payroll expenses and other expenses of $0.8 million and $0.5 million, respectively, contributed to an increase in general and administrative expenses. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar amounting to $2.6 million, together with lower outside services of $0.2 million.

In NOLAD, general and administrative expenses increased by $2.8 million, or 7.7%, from $36.6 million in the nine months ended September 30, 2023 to $39.4 million in the same period in 2024. This increase is a result of higher payroll expenses amounting to $2.2 million, coupled with higher outside services of $0.8 million and higher occupancy expenses of $0.6 million. In addition, the appreciation of the Costa Rican colon, the Mexican peso and the euro against the U.S. dollar increased general and administrative expenses by $0.3 million. This was partially offset by lower bonuses and other variable compensation expenses of $1.2 million.

In SLAD, general and administrative expenses increased by $5.9 million, or 15.0% to $45.2 million in the nine months ended September 30, 2024 compared to the same period in 2023. This increase is mainly explained by higher payroll expenses amounting to $23.7 million, together with bonuses and other variable compensation amounting to $6.3 million, mainly in Argentina due to its inflationary environment, and higher occupancy expenses amounting to $12.9 million. In addition, there were higher outside services amounting to $4.3 million, higher travel expenses of $2.7 million, and higher other expenses of $2.2 million. This was partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, Venezuelan bolivar and Chilean peso, which resulted in a reduction of general and administrative expenses of $46.2 million.

General and administrative expenses for Corporate and others decreased by $4.1 million, or 5.4%, from $76.0 million in the nine months ended September 30, 2023 to $71.9 million in the same period in 2024. This decrease is mainly driven by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso and Brazilian real, amounting to $75.1 million, coupled with lower bonuses and other variable compensations of $6.3 million. This was partially offset by higher expenses mainly related to Argentina’s inflation, as a portion of our Corporate and other expenses are denominated in Argentine pesos. Payroll expenses increased $41.7 million, while outside services grew $20.1 million and other expenses increased by $6.7 million. In addition, there were higher travel expenses amounting to $5.1 million and higher occupancy expenses amounting to $3.8 million.

Other Operating Income, net

Other operating income, net increased by $11.3 million, or 267.8%, from $4.2 million in the nine months ended September 30, 2023 to $15.5 million in the same period in 2024. This increase was primarily related to the positive impact of a recovery related to social security contributions in Brazil by $5.6 million and a reduction in write-offs of long-lived assets of $2.9 million.

Operating Income

	For the Nine Months Ended September 30,
	2024	2023	% Increase/ (Decrease)
	(in thousands of U.S. dollars, except percentages)
Brazil	186,393	156,376	19.2%
NOLAD	48,511	54,136	(10.4)%
SLAD	58,336	97,101	(39.9)%
Corporate and other and purchase price allocation	(71,645)	(75,361)	(4.9)%
Total	221,595	232,252	(4.6)%

Operating income decreased by $10.7 million, or 4.6%, from $232.3 million in the nine months ended September 30, 2023 to $221.6 million in the same period in 2024, as a result of the foregoing factors discussed above.

Net Interest Expense and other financing results

Net interest expense and other financing results increased by $12.1 million, or 44.9%, from $27.0 million in the nine months ended September 30, 2023 to $39.1 million in the same period in 2024. This increase was primarily explained by a reduction in net financing gains amounting to $22.2 million as a consequence of lower investments in funds and time deposits, among others, and an increase in interest expense due to short-term debt amounting to $2.1 million. This was partially offset by a reduction in loss from securities transactions amounting to $15.9 million.

Gain (loss) from Derivative Instruments

Gain (loss) from derivative instruments increased by $13.9 million, from a loss of $13.2 million in the nine months ended September 30, 2023 to a gain of $0.7 million in the same period in 2024. The variation was primarily attributable to the results of derivatives instruments not designated as hedge accounting.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $38.0 million from a gain of $22.2 million in the nine months ended September 30, 2023 to a loss of $15.8 million in the same period in 2024. The variation was primarily due to the impact of the depreciation of the Brazilian real (12%) which resulted in a loss on the outstanding U.S. dollar-denominated intercompany loans held by our subsidiaries.

Other Non-operating Income (expenses), Net

Other non-operating income (expenses), net decreased by $0.2 million from a loss of $0.1 million in the nine months ended September 30, 2023 to a gain of $0.1 million in the same period in 2024.

Income Tax Expense, net

Income tax expense, net decreased by $11.2 million, from $87.9 million in the nine months ended September 30, 2023 to $76.7 million in the same period in 2024, mainly related to a lower pre-tax income in 2024. The consolidated effective tax rate was 41.0% in the nine months ended September 30, 2023, as compared to 45.8% in the nine months ended September 30, 2024. The increase in the consolidated effective tax rate was mainly due to remeasurement and inflationary impacts.

Net Income Attributable to Non-controlling Interests.

Net income attributable to non-controlling interests for the nine months ended September 30, 2024 was $0.5 million compared to $0.8 million during the same period in 2023.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $35.1 million from a gain of $125.5 million in the nine months ended September 30, 2023, to a gain of $90.4 million in the nine months ended September 30, 2024.

Liquidity and Capital Resources

Financial strategy overview

As part of our day-to-day operations, we manage our financial strategy considering, among other things, our liquidity risk and refinancing risk, our debt profile (including our indebtedness level and leverage ratios), the market risk and interest rate risk of our treasury investments as well as our financial debt and our foreign exchange risk.

In order to achieve our financial strategy, we hold several assets on our balance sheet, mainly cash positions in foreign currencies needed to support operations in each of the markets where we operate, treasury investments to reduce the negative carry of our debt, derivatives positions to hedge our exposure to foreign exchange risks, and other non-material financial assets.

We also have several key processes to address macroeconomic and financial challenges such as multi-year planning, periodic re-projections, internal reporting, and key human resources to supervise the outcomes of the financial strategy. While these processes cannot predict or fully mitigate any risk we may encounter in the future, we believe they help us adapt to different circumstances and more effectively implement our financial strategy.

Cash position, credit lines and liquidity risk

We generate significant cash from operations and, consistent with prior years, we expect existing cash flows from operations, working capital and our ability to issue debt or incur additional indebtedness will continue to be sufficient to fund our operating, investing and financing activities, including the day-to-day operations of our business, our credit profile to enter in new commercial agreements, the payment of the interests generated by our financial agreements and notes outstanding, the payment of dividends, and our capital expenditures plan.

To further support our cash position, we have maintained a revolving credit facility with JPMorgan since 2019 for a total amount of $25 million. This revolving credit facility can be drawn at any time and was renewed in December 2022 with its maturity date extended to February 2024. On February 15, 2024, the Company renewed it upon the same terms and conditions maturing on February 17, 2026. In addition, in April 2024, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch for a total of $25 million. This revolving credit facility was entered into on April 15, 2024 and will mature on April 14, 2025. Furthermore, on October 31, 2024, the Company entered into a new revolving credit facility with Banco Santander (Brasil) S.A. for a total amount of $25 million, maturing on October 31, 2026. In total, we have $75 million in committed credit lines at the holding level. See “—Revolving Credit Facilities”. In addition, pursuant to the MFAs, we also maintain standby letters of credit in favor of McDonald’s in the amounts of (i) $45 million issued by BBVA, (ii) $15 million issued by Itaú and (iii) $20 million issued by JPMorgan.

We are comfortable that we maintain sufficient uncommitted credit facilities in excess of our daily cash needs as of the end of the third quarter of 2024. Due to the improvement of our operations and business outcomes, since 2020 we have been able to improve our financial condition and achieve a total cash, cash equivalents and short-term investments position of $120.8 million as of the September 30, 2024, which is more than two times the annual interest payment due on our outstanding senior notes. Furthermore, considering the committed credit lines, we have more than four times the annual interest payment on our outstanding senior notes in available cash under such credit lines.

Our liquidity strategy considers the challenges posed by operating in high-inflationary markets. As of September 30, 2024, our cash position (cash and cash equivalents and short-term investments) in Argentina and Venezuela, which are considered highly inflationary markets, represented 20.1% and 3.2%, respectively, of our consolidated cash position. Although these markets are subject to restrictions on cash remittances, these limitations did not materially affect our operations, as both countries have in place alternative legal mechanisms to obtain U.S. dollars. Please refer to “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” in our Annual Report on Form 20-F for the year ended December 31, 2023, for further information regarding exchange controls for Argentina. In addition, over the years we have been able to mitigate cost increases tied to inflation in these markets through our revenue management strategy. Moreover, in case we need to incur indebtedness in these markets, we also have available sufficient instruments to fund such incurrence.

Debt Profile

We evaluate our debt profile considering the following variables:

•	Total indebtedness level

•	Total senior notes annual interest payments and yield

•	Total cash and equivalents position

•	Debt maturities and average life of debt

•	Gross and net leverage

•	Interest coverage

•	Other financial covenants including in financial arrangements

Through these variables, we evaluate our liquidity and refinancing risk. For more information on liquidity risk, see above “—Cash position, credit lines and liquidity risk.” Regarding refinancing risk, the Company faces the following material maturities:

	Maturity date	Outstanding amount (in thousands of U.S. dollars)	Interest rate
2027 Notes	April 4, 2027	379,265	5.875%
2029 Sustainability-Linked Notes	May 27, 2029	334,200	6.125%

Long-Term Debt

As September 30, 2024, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
	(in thousands of U.S. dollars)
2024	395	21,592	21,987
2025	2,736	43,559	46,295
2026	840	43,485	44,325
2027	380,171	32,278	412,449
2028	979	21,064	22,043
2029	335,548	10,707	346,255
Thereafter	5,900	807	6,707
Total payments	726,569	173,492	900,061
Interests	—	(173,492)	(173,492)
Discount on 2027 Notes	(1,957)	—	(1,957)
Discount on 2029 Notes	(3,486)	—	(3,486)
Premium on 2027 Notes	873	—	873
Premium on 2029 Notes	326	—	326
Deferred financial cost	(3,018)	—	(3,018)
Long-term debt	$719,307	$—	$719,307

Derivatives

An important part of our financial strategy is the analysis of our foreign exchange risk, given that a substantial part of the cash flow we generate is denominated in local currencies such as Brazilian reais, Chilean pesos, Euros, Uruguayan pesos, Argentinian pesos, Colombian pesos and Mexican pesos, among others. Conversely, part of our liabilities are denominated in U.S. dollars. To help reduce our exposure to foreign exchange risk, we focus on purchasing locally sourced products to the extent possible. With respect to the products and supplies that are considered to be sensitive to foreign exchange fluctuations, we have a risk management policy to hedge our exposure with a rolling currency hedge strategy, taking hedges of nine months or more, of up to 50% of our projected currency exposure.

Furthermore, we are subject to foreign exchange risk because most of our debt is denominated in U.S. dollars. See “—2027 Notes” and “—2029 Sustainability-Linked Notes”. To mitigate this exposure, we entered into a series of long-term derivative instruments (See Note 6 to our interim condensed consolidated financial statements for more detail). This allows us to synthetically convert U.S. dollar denominated debt into local currency denominated debt, such as Brazilian reais. While this generates an additional interest payment (due to local currency rates being higher than U.S. dollar interest rates), it reduces the refinancing risk in events of sudden currency depreciation. Our derivatives portfolio is intended to balance the cost of hedging and the resulting risk mitigation.

Restaurant Openings and Reimagings

In 2025, we expect to open 90 to 100 new restaurants in the Territories. Between these restaurant openings and the reimaging of other restaurants, we expect to spend between $300 million and $350 million on capital expenditures in 2025.

Overview

Net cash provided by operations decreased by $72.5 million, from $232.3 million in the nine months ended September 30, 2023 to $159.8 million in the nine months ended September 30, 2024. Cash used in our investing activities was $192.2 million in the nine months ended September 30, 2024, compared to $272.1 million in the same period in 2023. Cash used in financing activities was $42.9 million in the nine months ended September 30, 2024, compared to $32.1 million in the same period in 2023.

As of September 30, 2024, our total financial debt was $719.1 million (including interest payable), consisting of $719.3 million in long-term debt (of which $378.2 million related to the 2027 notes, including the original issue discount, $331.0 million related to the 2029 sustainability-linked notes, including the original issue discount, and $10.3 million in finance lease obligations, partially offset by $3.0 million related to deferred financing costs), $19.1 million in interest payable, and $39.6 million in short-term debt, the amount of which was offset by $58.9 million related to the fair market value of our outstanding derivative instruments.

As of September 30, 2023, our total financial debt was $709.3 million (including interest payable), consisting of $714.4 million in long-term debt (of which $377.7 million related to the 2027 notes, including the original issue discount, $330.4 million related to the 2029 sustainability-linked notes, including the original issue discount, $8.5 million in finance lease obligations, partially offset by $3.9 million related to deferred financing costs), and $18.1 million in interest payable, the amount of which was offset by $23.1 million related to the fair market value of our outstanding derivative instruments.

Cash and cash equivalents were $115.9 million at September 30, 2024 and $166.3 million at September 30, 2023.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands of U.S. dollars)
Net cash provided by operating activities	159,794	232,277
Net cash used in investing activities	(192,205)	(272,072)
Net cash used in financing activities	(42,947)	(32,106)
Effect of exchange rate changes on cash and cash equivalents	(5,395)	(28,729)
Decrease in cash and cash equivalents	(80,753)	(100,630)

Operating Activities

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	90,355	125,496
Non-cash charges and credits	129,742	117,162
Changes in assets and liabilities	(60,303)	(10,381)
Net cash provided by operating activities	159,794	232,277

For the nine months ended September 30, 2024, net cash provided by operating activities was $159.8 million, compared to net cash provided by operations of $232.3 million in the same period in 2023. The $72.5 million decrease was mainly explained by the decrease in net income, an increase in non-cash charges of $12.6 million, and the increase of the change in assets and liabilities of $49.9 million.

Investing Activities

Investments in new restaurants and the modernization of existing restaurants are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash used in investing activities by type:

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands of U.S. dollars)
Property and equipment expenditures	(239,169)	(227,753)
Purchases of restaurant businesses paid at acquisition date	(6,083)	(1,303)
Proceeds from sales of property and equipment, restaurant businesses and related advances	7,146	2,261
Proceeds from short-term investments	75,786	25,000
Acquisitions of short-term investments	(30,000)	(70,051)
Other investing activity	115	(226)
Net cash used in investing activities	(192,205)	(272,072)

The following table presents our property and equipment expenditures by type:

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands of U.S. dollars)
New restaurants	91,552	91,932
Existing restaurants	109,384	100,364
Other(1)	38,233	35,457
Total property and equipment expenditures	239,169	227,753

(1)	Primarily corporate equipment and other office expenditures.

For the nine months ended September 30, 2024, net cash used in investing activities was $192.2 million, compared to $272.1 million in the same period in 2023. This $79.9 million decrease was primarily attributable to a decrease in the acquisition of short-term investments amounting to $40.1 million and an increase in the proceeds from short-term investments of $50.8 million in comparison with 2023, which was partially offset by the increase in property and equipment expenditures of $11.4 million.

Property and equipment expenditures increased by $11.4 million, from $227.8 million for the nine months ended September 30, 2023 to $239.2 million in the same period in 2024. The increase in property and equipment expenditures is explained by an increase in existing restaurants of $9.0 million, and an increase in corporate equipment and other office expenditures of $2.8 million. During the first nine months of 2024, we opened 56 restaurants and closed seven restaurants.

Financing Activities

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands of U.S. dollars)
Net (payment) collection of derivative instruments	(4,610)	30,165
Open market repurchases of 2029 Senior Notes	—	(2,813)
Open market repurchases of 2027 Senior Notes	—	(1,904)
Settlement at maturity of 2023 Senior Notes	—	(18,224)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(37,917)	(31,596)
Net payments of derivative premiums	(6,667)	(2,581)
Net short-term borrowings	10,739	(256)
Other financing activities	(4,492)	(4,897)
Net cash used in financing activities	(42,947)	(32,106)

For the nine months ended September 30, 2024, net cash used in operations of financing activities was $42.9 million, compared to net cash used in financing activities of $32.1 million in the same period in 2023. This $10.8 million increase was primarily attributable to the net collection of derivative instruments of $30.2 million executed during 2023 and the net payment of derivative instruments of $4.6 million during 2024, partially offset by the settlement at maturity of the 2023 notes and the open market repurchases of the 2027 notes and the 2029 sustainability-linked notes executed during 2023 for $22.9 million.

The Company may opportunistically seek to incur new debt to refinance any of its existing debt or for other corporate purposes, including potential capital expenditure requirements, from time to time, if market conditions permit.

Revolving Credit Facilities

JPMorgan

On February 14, 2024, the Company entered into an amendment to the revolving credit facility with JP Morgan for up to $25 million maturing on December 11, 2020. Pursuant to this amendment, the maturity date was extended to February 17, 2026. Pursuant to this agreement, as amended, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1.00 as of the last day of each fiscal quarter. Each loan made to the Company under this amended and restated agreement bears interest at an annual rate equal to a Term SOFR base rate plus 3.10%.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require JPMorgan to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of September 30, 2024, our net indebtedness (including interest payable) to EBITDA ratio was 1.23x and as such we were in compliance with such ratio.

Itaú Unibanco

On April 15, 2024, our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Itaú Unibanco S.A., Nassau Branch, for up to $25 million maturing on April 14, 2025. Each loan made to Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to Term SOFR plus a range between 2.65% and 4.85% per annum.

The obligations of Arcos Dorados B.V. under the loans granted pursuant to the revolving credit facility are guaranteed by Arcos Dourados Comércio de Alimentos S.A. on an unconditional basis. Furthermore, the agreement includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V. to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, lease, transfer or otherwise dispose of all or substantially all of its assets; (iv) make any material change in the nature of its business or operations as carried out on the date of the agreement; and (v) engage in transactions that violate certain sanctions and anti-terrorism laws. The revolving credit facility provides for customary events of default. In the event of the occurrence of any such event of default, the lender’s obligation to make loans under the revolving credit facility could be terminated and/or all loans outstanding and any other amounts owed could become immediately due and payable.

Banco Santander (Brasil) S.A.

On October 31, 2024, we and our subsidiary Arcos Dorados B.V. entered into a revolving credit facility with Banco Santander (Brasil) S.A., Grand Cayman Branch, for up to $25 million maturing on October 31, 2026. Each loan made to us or Arcos Dorados B.V. under this agreement will bear interest at an annual rate equal to Term SOFR plus a range between 3.20% and 3.60% per annum.

Our and Arcos Dorados B.V.’s obligations under the loans granted pursuant to the revolving credit facility are guaranteed by Arcos Dourados Comércio de Alimentos S.A. on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on our ability, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require Banco Santander (Brasil) S.A. to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September

2013 (the “2013 Tender and Exchange Offer”). The 2023 notes matured on September 27, 2023 and bore interest of 6.625% per year. Interest was paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes matured on September 27, 2023 and were repaid in full.

2027 Notes

In April 2017, we issued senior notes for an aggregate principal amount of $265.0 million under an indenture dated April 4, 2017, which we refer to as the 2027 notes. The 2027 notes mature on April 4, 2027 and bear interest of 5.875% per year. Interest is paid semiannually on April 4 and October 4, commencing on October 4, 2017. Along with the transaction, we announced a tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result, we repurchased $45.7 million of the 2023 notes. The proceeds from the issuance of the 2027 notes were used to repay the 2016 Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 6.625% senior notes due 2023 (the “2023 notes”) in connection with 2017 Tender Offer and for general corporate purposes.

In September 2020, we announced a reopening of the 2027 notes and issued an additional $150.0 million in aggregate principal amount of the 2027 notes. The notes were issued at a price of 102.250% plus accrued interest from April 4, 2020 and will mature, along with the previously issued 2027 notes, on April 24, 2027. The proceeds from the issuance of the additional 2027 notes were used to repay short-term indebtedness and for general corporate purposes. In addition, on September 15, 2020, we announced the commencement of the 2020 Exchange Offer. In connection with the 2020 Exchange Offer, we issued an additional $138.4 million in aggregate principal amount of the 2027 notes.

From June 2021 to September 2021, we repurchased through open market repurchases and cancelled $17.3 million of the outstanding principal amount of 2027 notes at a price equal to 105.74% (equivalent to $18.3 million) plus accrued and unpaid interest.

On April 18, 2022, we launched a tender offer to purchase for cash up to $150 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2027 notes for a total consideration of $1,029.38 (expressed as a whole a number) per $1,000 (expressed as a whole number) principal amount of 2027 notes validly tendered and accepted for purchase plus accrued interest, which expired on April 29, 2022. As a result of the tender offer, we repurchased 27.99% of the outstanding principal amount of the 2027 notes. The total payment was $154.4 million plus accrued and unpaid interest. All tendered 2027 notes were cancelled on May 4, 2022.

During 2022, we repurchased through open market repurchases $4.7 million of the outstanding principal amount of 2027 notes at a price equal to 98.01% (equivalent to $4.6 million) plus accrued and unpaid interest. As of December 31, 2022, $381.3 million aggregate principal amount of the 2027 notes was outstanding.

During 2023, we repurchased through open market repurchases $2 million of the outstanding principal amount of 2027 notes at a price equal to 95.20% (equivalent to $1.9 million) plus accrued and unpaid interest.

On January 15, 2025, we announced a tender offer to purchase for cash any and all of the outstanding 2027 notes that have been properly tendered (and not validly withdrawn) for a total consideration of $1,000 (expressed as a whole a number) per U.S.$1,000 (expressed as a whole number) principal amount of 2027 notes validly tendered and accepted for purchase plus accrued interest, which will expire on January 23, 2025.

As of September 30, 2024, $379.3 million aggregate principal amount of the 2027 notes was outstanding.

The 2027 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2027 notes limits our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2027 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2027 notes to be due and payable immediately.

2029 Sustainability-Linked Notes

In April 2022, our subsidiary Arcos Dorados B.V. issued sustainability-linked senior notes for an aggregate principal amount of $350 million under an indenture dated April 27, 2022, which we refer to as the 2029 sustainability-linked notes. The 2029 sustainability-linked notes mature on May 27, 2029 and bear interest of 6.125% per year. Interest on the notes will accrue at a rate of 6.125% per annum from April 27, 2022, payable semi-annually in arrears on May 27 and November 27, commencing on November 27, 2022, and, from and including May 27, 2026 (the “Interest Rate Step-Up Date”), the interest rate payable on the notes may be increased to 6.250% per annum or 6.375% per annum if either or both sustainability performance targets (as described below), respectively, have not been satisfied by December 31, 2025.

During 2022, we repurchased through open market repurchases $12.8 million of the outstanding principal amount of 2029 sustainability-linked notes at a price equal to 93.87% (equivalent to $12 million) plus accrued and unpaid interest. As of December 31, 2022, $337.2 million aggregate principal amount of the 2029 sustainability-linked notes was outstanding.

During 2023, we repurchased through open market repurchases $3 million of the outstanding principal amount of 2029 sustainability-linked notes at a price equal to 93.76% (equivalent to $2.8 million) plus accrued and unpaid interest.

As of September 30, 2024, $334.2 million aggregate principal amount of the 2029 sustainability-linked notes was outstanding.

For purposes of the 2029 sustainability-linked notes, Arcos Dorados B.V. selected each of the Scope 1 and 2 2025 sustainability target (the “Scope 1 and 2 2025 Sustainability Target”) and the Scope 3 2025 sustainability target (the “Scope 3 2025 Sustainability Target” and, together with the Scope 1 and 2 2025 Sustainability Target, the “Sustainability Performance Targets”) as the sustainability performance targets, as updated in October 2023.

Under the terms of the notes, if (1) Arcos Dorados B.V. delivers a satisfaction notification in accordance with the indenture to the trustee on or prior to April 27, 2026 (the “Notification Date”) certifying that each Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of each Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures prior to the Notification Date, the interest rate payable on the notes will remain at the initial rate of interest of 6.125% per annum from and including the Interest Rate Step-Up Date to, and including, the maturity date; (2) Arcos Dorados B.V. delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that only the greenhouse gas (GHG) emission intensity reduction (Scope 3) Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of the greenhouse gas (GHG) emission intensity reduction (Scope 3) Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures, the interest rate payable on the notes will be increased by 12.5 basis points to 6.250% per annum (the “First Step-Up Interest Rate”), which First Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date; (3) Arcos Dorados B.V. delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that only the absolute greenhouse gas (GHG) emissions reduction (Scope 1 and 2) Sustainability Performance Target was satisfied at or prior to the Notification Date, and that the satisfaction of the absolute greenhouse gas (GHG) emissions reduction (Scope 1 and 2) Sustainability Performance Target was confirmed by the external verifier in accordance with its customary procedures, the interest rate payable on the notes will be increased by 12.5 basis points to 6.250% per annum (the “Second Step-Up Interest Rate”), which Second Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date or (4) (i) Arcos Dorados B.V.

delivers a satisfaction notification to the trustee on or prior to the Notification Date certifying that neither Sustainability Performance Target was satisfied at or prior to the Notification Date and/or that the external verifier has not confirmed satisfaction of both Sustainability Performance Targets by the Notification Date, or (ii) Arcos Dorados B.V. fails, or is unable, to provide the satisfaction notification to the trustee by the Notification Date, the interest rate payable on the notes will be increased by 25 basis points to 6.375% per annum (the “Third Step-Up Interest Rate” and, together with the First Step-Up Interest Rate and the Second Step-Up Interest Rate, the “Subsequent Rate of Interest”), which Third Step-Up Interest Rate will apply for each interest period from and including the Interest Rate Step-Up Date to, and including, the maturity date.

In October 2023, we re-issued our Sustainability-Linked Financing Framework 2022, which contains a new set of improved methodologies to track our progress with respect to our sustainability plan, including the Sustainability Performance Targets set under Arcos Dorados B.V.’s 2029 sustainability-linked notes. The revised Sustainability-Linked Financing Framework 2022 does not change our improvement targets, when measured as a percentage compared to the baseline, but adjusts the underlying calculations to provides a better base for performance comparability and consistency between years as we keep progressing in our decarbonization strategy.

To maintain the measurability of our progress towards our sustainable performance targets, including those included in Arcos Dorados B.V.’s 2029 sustainability-linked notes, we applied these changes and performed a re-baseline that contains: i) an update of our 2021 emissions inventory, ii) a recalculation of our sustainable performance targets in order to maintain ambitious sustainability goals, while adjusting for the new baseline figures to maintain comparability. We are maintaining the targeted reduction percentages and, all the inventory re-baseline figures have been audited by a third party as required by the International Capital Markets Association (“ICMA”). The 2021 rebaseline figures for our key performance indicators have been prepared by South Pole Carbon Asset Management Ltd. (“South Pole”).

The changes implemented to our Sustainability-Linked Financing Framework 2022 are in line with the Greenhouse Gas Protocol as well as the Sustainability-Linked Bond Principles 2020 (“SLBP”), published by the ICMA, given that the changes implemented were made retrospectively in order to maintain the comparability with past figures.

Under the terms of the re-issued Sustainability-Linked Financing Framework 2022, the new sustainability targets that will be used to track our performance are the following:

(a)	Scope 1 And 2 2025 Sustainability Target: absolute greenhouse gas (GHG) emissions to be equal to or lower than 231,791 tCO2e by the end of 2025.

(b)	Scope 3 2025 Sustainability Target: reduce greenhouse gas (GHG) emission intensity to be equal to or lower than 8.67 tCO2e per total annual tons of food and packaging by the end of 2025.

The proceeds from the issuance of the 2029 sustainability-linked notes were used to fund the tender offers for the 2023 and 2027 notes that were properly tendered (and not validly withdrawn) for cash, the further redemption of 2023 notes, and the remainder, if any, for general corporate purposes.

The 2029 sustainability-linked notes are redeemable at our option at any time at the applicable redemption prices set forth in the indenture.

The 2029 sustainability-linked notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain of our subsidiaries. The 2029 sustainability-linked notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2029 sustainability-linked notes limits Arcos Dorados B.V., our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2029 sustainability-linked notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2029 sustainability-linked notes to be due and payable immediately.

Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities in the first nine months of 2024 because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Within Arcos Dorados, we also have a “Menu Innovation Team” that develops new menu items at a divisional/local level.

Trend Information

Our business and results of operations had a significant recovery in economic growth and consumer consumption rates in the second half of 2021 and through 2022. Results of operations in 2023 and the first nine months of 2024 reached several new record highs related to sales and profitability, particularly with the growth in the delivery and drive-thru sales segments.

We successfully re-financed the short-term indebtedness incurred at the peak of the COVID-19 pandemic and, in May 2022, we re-financed substantially all the outstanding balance on our 2023 notes by issuing our 2029 notes. In the third quarter ended September 30, 2024, our Net Debt to Adjusted EBITDA ratio stood at 1.2x versus 1.0x in the same quarter last year.

Our business and results of operations have also recently experienced the following material trends, which we expect will continue in the near term:

•	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

•	Nutrition & Healthier products: There has been a growing interest for products that are perceived to be healthy. Consumers are looking for more information regarding nutritional facts and demanding healthier products. Additionally, some governments are requiring greater disclosure of nutritional content and/or labeling of foods deemed to be high in certain elements such as sodium, added sugars, fat and calories.

•	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and, combined with our revenue management, have helped us remain relevant with our customers.

•	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to protect our market share in many of these markets, mergers and acquisitions or additional funding by some of our competitors could lead them to expand, which might bring additional pressure to our market leadership and affect gross margins.

•	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, supply chain, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive income (loss)” component of shareholders’ equity and, consequently, our results of operations and financial condition.

•	Social unrest: The recent politically and economically complex scenario in Latin America has sparked social unrest in several countries, including Argentina, Brazil, Perú, Ecuador and Mexico. Some of those protests caused disruption of our services, due to roadblocks, curfews and labor issues, security concerns and we have also suffered property damages in some cases. Any continuation of or increase in social unrest could lead to additional operational costs, a decline in sales or other negative impacts on our results.

•	Environmental Consciousness: Over the last few years, our customers have demonstrated a growing interest in sustainable practices, including as it relates to limiting food waste, sourcing our ingredients, packaging options, renewable energy, etc. In particular, movements such as the anti-plastic movement have gained momentum in recent years and caused us to make changes in the sourcing of our materials. In order to adequately respond to our customers’ focus on sustainability as well as complying with local regulations, we may need to make further changes in our supply chain which may generate increased costs for our food and paper items.

•	Changing Consumer Trends: In 2023 the industry saw a blending of “dining out” and “ordering in” as more consumers looked to have the restaurant experience in their homes. This was a natural consumer evolution from post-pandemic habits formed over the past few years. People continued to want the dining experience, so they changed how they spent their money. In 2024, consumers are largely returning to normal habits although some behaviors have been permanently altered. The choice between looking for value and looking to splurge, a desire for personalization and the need for a seamless mobile ordering journey are all driving the restaurant industry as diner expectations and experiences continue to evolve.

•	Diversity & Inclusion Awareness: In recent years, there has been a significant shift toward fostering more inclusive and respectful environments, both in society and in the workplace. Companies are increasingly recognizing that promoting diversity and inclusion is not only a moral imperative but also a key driver of business success. Research shows that diverse teams perform better, are more innovative, and are better able to meet the needs of a global and diverse customer base. In particular, gender equality has become a focal point, with companies understanding that equitable opportunities for all employees lead to greater employee satisfaction, retention, and overall performance. In response to these insights, we are committed to evolving our operations to promote gender equality and ensure our practices align with the values of inclusivity and fairness. In Arcos Dorados, we are proud to be taking a leadership role in Latin America on these critical issues. Our Diversity and Inclusion Committee has been recognized by governments and civil organizations for its impactful work, and we are now committed to taking our successful initiatives to the next level, further advancing gender equality and inclusion across the region.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2023.

	Payment Due by Period
Contractual Obligations	Total	2024	2025	2026	2027	2028	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	12,326	1,970	1,707	1,073	1,072	1,072	5,432
Operating lease obligations	1,718,179	155,283	149,045	142,337	136,562	128,741	1,006,211
Contractual purchase obligations(2)	248,764	145,281	39,149	19,040	7,239	7,026	31,029
2027 and 2029 sustainability-linked notes(1)(3)	904,037	42,752	42,752	42,752	410,876	20,470	344,435
Other long-term borrowings	1,700	500	1,200	—	—	—	—
Derivative instruments	(23,728)	10,260	7,557	6,792	(40,558)	504	(8,283)
Total	2,861,278	356,046	241,410	211,994	515,191	157,813	1,378,824

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $8.1 million of contractual obligations for 2024 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2027 notes and 2029 sustainability-linked notes.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

Material Contracts – Master Franchise Rights

The below disclosure is a description of the MFAs that the Company executed on December 30, 2024 (and which became effective on January 1, 2025). These new MFAs replace entirely the Master Franchise Agreements in effect prior to January 1, 2025, and which were described in the Company’s annual report on Form 20-F for the year ended December 31, 2023 under “Part I—Item 10. Additional Information—C. Material Contracts—The MFAs.”

C. Material Contracts

Master Franchise Rights

We hold exclusive master franchising rights from McDonald’s for Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, Venezuela and the U.S. Virgin Islands of St. Thomas and St. Croix (collectively, the “Territories”) pursuant to the Second Amended and Restated Master Franchise Agreement for all of the Territories except Brazil, executed on December 30, 2024, entered into by us, Arcos Dorados B.V. (the “Master Franchisee”), Arcos Dorados Group B.V. (together with us, the “Owner Entities”), certain of our subsidiaries, Los Laureles, Ltd. (the “Beneficial Owner”) and McDonald’s Latin America, LLC (“McDonald’s”) (the “MFA”), and the Third Amended and Restated Master Franchise Agreement for Brazil, executed on December 30, 2024, entered into by Arcos Dourados Comercio de Alimentos S.A. (the “Brazilian Master Franchisee”) and McDonald’s (the “Brazil MFA” and, together with the MFA and related documents, the “MFAs”).

The material provisions of the MFAs are set forth below.

Term

The term of the franchise granted pursuant to the MFAs is 20 years (commencing January 1, 2025) for all of the Territories other than French Guiana, Guadeloupe and Martinique. The initial term of the franchise for French Guiana, Guadeloupe and Martinique is 10 years and we have the right to extend the term of the MFA with respect to all or none of these three territories for an additional term of 10 years. After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe and Martinique and (b) 10 years with respect to French Guiana, Guadeloupe and Martinique, with an option to extend the term with respect to such territories for an additional term of 10 years.

Our Right to Own and Operate McDonald’s-Branded Restaurants

Under the MFAs, in the Territories, we have the exclusive right to (i) own and operate, directly or indirectly, McDonald’s restaurants, (ii) license and grant franchises with respect to McDonald’s-branded restaurants, (iii) adopt and use, and to grant the right and license to franchisees to adopt and use, the McDonald’s operations system in our restaurants, (iv) advertise to the public that we are a franchisee of McDonald’s, and (v) to use, and to sublicense to our sub-franchisees the right to use, the McDonald’s intellectual property solely in connection with the development, ownership, operation, promotion and management of our restaurants, and to engage in related advertising, promotion and marketing programs and activities.

Under the MFAs, McDonald’s cannot grant the rights described in clauses (i), (ii) and (iii) of the preceding paragraph to any other person while the MFAs are in effect. Notwithstanding the foregoing, McDonald’s has reserved, with respect to the McDonald’s restaurants located in the Territories, all rights not specifically granted to us, including the right, directly or indirectly, to (i) use and sublicense the McDonald’s intellectual property for all other purposes and means of distribution, (ii) sell, promote or license the sale of products or services under the intellectual property and (iii) use the intellectual property in connection with all other activities not prohibited by the MFAs.

In addition, under the MFAs, McDonald’s provides us with know-how and new developments, techniques and improvements in the areas of restaurant management, food preparation and service, and operations manuals that contain the standards and procedures necessary for the successful operation of McDonald’s-branded restaurants.

Initial Franchise Fees

Under the MFAs, we are responsible for the payment to McDonald’s of initial franchise fees, royalties, transfer fees and system support fees.

The initial franchise fee is payable (i) for each franchised restaurant in operation as of January 1, 2025 (which will be payable in two installments of 50% each (one on August 1, 2027, and the other on August 1, 2037)), and (ii) upon the opening of a new restaurant and the extension of the term of any existing franchise agreement. The initial fee for a new restaurant (or extension of the term of any existing restaurant) is equal to $2,250, and, in the case of any Satellite, $1,125, multiplied by, in each case, the lesser of (a) 20; or (b) the number of years remaining in the applicable term applicable in such Territory (with any partial remaining year rounded up to one full year). For our sub-franchisees’ restaurants, we receive an initial fee from such sub-franchisee based on the greater of (a) the number of years remaining in the applicable term and (b) the number of years included in the term of the franchise agreement (generally 20 years) (in each case with any partial remaining year rounded up to one full year), and pay 50% of this fee to McDonald’s.

Royalties

During the first ten years of the MFAs, the royalties payable to McDonald’s for our restaurants, with respect to each calendar month, is in an amount equal to 6% of the U.S. dollar equivalent of the gross sales of such restaurants for such calendar month (or such ratable portion thereof) (the “Royalty Amount”). The Royalty Amount will increase to (i) 6.25% during years 11 through 15 of the MFAs, and (ii) 6.5% during years 16 through 20 of the MFAs.

We are responsible for collecting royalties from our sub-franchisees and must pay that amount to McDonald’s. In the event that a sub-franchisee does not pay the full amount of the fee or any of our subsidiaries are unable to transfer funds to us due to currency restrictions or otherwise, we are responsible for any resulting shortfall. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements,” “—Risks Related to Our Results of Operations and Financial Condition—We are subject to significant foreign currency exchange controls, currency devaluation and cross-border money transfer controls and restrictions in certain countries in which we operate, which could affect our ability to move our cash flow and pay dividends out from those countries,” and “—Risks Related to Our Business and Operations—Our business activity and results of operations may be negatively affected by unforeseen events, such as disruptions, natural disasters, adverse weather conditions, war, such as the Russia-Ukraine war and the conflict in the Middle East, pandemics, such as the COVID-19 pandemic, or other catastrophic events, such as hurricanes, earthquakes and floods” in our annual report on Form 20-F for the year ended December 31, 2023.

In the event of a voluntary or involuntary transfer of any of the McDonald’s restaurants located in the Territories to a person other than a subsidiary of ours or an affiliate of one of our franchisees, we must charge a transfer fee of not less than $10,000 and must pay to McDonald’s an amount equal to 50% of the fee charged.

All payments to McDonald’s must be made in U.S. dollars, but are based on local currency exchange rates at the time of payment.

Material Breach

A material breach under the MFAs would occur if we, our subsidiaries that are a party to the MFAs, or Beneficial Owner materially breached any of the representations or warranties or obligations under the MFAs and, to the extent the MFAs provide for a cure period, not cured within such specified time. In addition, the following events, among others, constitute a material breach under the MFAs:

•	our noncompliance with anti-terrorism or anti-corruption policies and procedures required by applicable law;

•	our, certain of our subsidiaries’ or Beneficial Owner’s bankruptcy, insolvency, voluntary filing or filing by any other person of a petition in commercial insolvency;

•	our indictment or conviction or that of Mr. Woods Staton, our subsidiaries, Beneficial Owner or of our or their agents or employees for certain crimes, including a crime or offense that is punishable by incarceration for more than one year or a felony, or involves terrorist financing, financial crimes, bribery or corruption, or fraudulent or dishonest activity, or is otherwise likely to adversely affect the reputation of such person, any franchised restaurant or McDonald’s;

•	the entry of any judgment against us, Beneficial Owner or our subsidiaries in excess of $5,000,000 that is not duly paid or otherwise discharged within 30 days (unless such judgment is being contested on appeal in good faith);

•	our default, or the default by our subsidiaries, under any financing agreement which continues beyond any applicable cure period set forth in any such financing agreement which is deemed to materially and adversely affect each of the Territories;

•	our engagement or any of our respective affiliates, or any managing director, senior executive or chief financial officer in any Territory or Territories in public conduct that reflects materially and unfavorably upon the operation of McDonald’s restaurants or the system or the goodwill associated with the intellectual property, and the failure of such relevant party or person to cease such conduct within five days after receipt of notice thereof from McDonald’s;

•	our failure or the failure by our subsidiaries or Beneficial Owner to comply with any provision under the MFA other than those specifically defined as a material breach more than once in any 12 consecutive month period;

•	our failure to comply with certain targets under the restaurant opening plan and reinvestment plan then in effect;

•	our failure to pay any amount required to paid to McDonald’s under the MFAs (including overdue interest) that in the aggregate exceeds $80,000,000; or

•	any breach of Beneficial Owner’s obligation to own not less than 51% of our voting interests and 30% of our economic interest.

In addition to the rights and remedies available to McDonald’s in the event of a material breach, including the right to terminate the MFAs, exercise the Call Option (as defined below) or terminate our exclusivity in certain cases, McDonald’s also has the right to restrict us from declaring or paying dividends or making any other distribution in respect of our shares if we fail to pay amounts due under the MFAs or if we fail to comply with the financial covenants set forth in the MFAs, in each case following certain specified cure periods.

Mandatory Closure of Franchised Restaurants

In addition to the rights and remedies available to McDonald’s in the event of a material breach, McDonald’s has the right to demand the closure of any of our restaurants, effective upon notice to us and without any opportunity to cure, upon the occurrence of one or more of the following: (i) failure to maintain possession or occupation of the real estate on which the restaurant is located, (ii) suspension, revocation or non-renewal of licenses or permits necessary for the proper operation of the restaurant, or (iii) a material breach by us of any obligation under the MFAs with respect to the relevant restaurant, including the obligation to maintain and operate the restaurant in a clean manner in compliance with the MFAs.

Business of the Company and the Other Owner Entities

In addition to the payment of franchise fees and other amounts described above, we and the other Owner Entities are subject to a variety of obligations and restrictions under the MFAs.

Under the MFAs, we cannot, directly or indirectly, enter into any other local or international informal eating out or quick-service restaurants or any business other than the operation of McDonald’s-branded restaurants in the Territories. Neither we nor the other Owner Entity can engage in a business other than holding, directly or indirectly, our or the other Owner Entity’s equity interests. In addition, neither we nor Mr. Woods Staton, the Beneficial Owner or the other Owner Entity can engage in any activity or participate in any business that competes with McDonald’s business.

Under the MFAs, the Beneficial Owner, which is beneficially owned by Mr. Woods Staton, our Executive Chairman and controlling shareholder, is required to own not less than 30% of our economic interests and 51% of our voting interests. Also, under the MFAs, subject to certain limited exceptions, we are required to own, directly or indirectly, 100% of the equity interests of our subsidiaries and cannot enter into any partnership, joint venture or similar arrangement without McDonald’s consent. In addition, at least 50% of all McDonald’s-branded restaurants in the Territories must be Company-operated restaurants.

Real Estate

Under the MFAs, we must own, lease or license the real estate property where all of our Company-operated restaurants are located. In addition, we cannot transfer or encumber a significant portion of the real estate properties that we own without McDonald’s consent. Due to the geographic and commercial importance of certain restaurants, we may not sell certain “iconic” properties without the prior written consent of McDonald’s. For certain of these selected properties, we must perfect a first priority lien on these properties in favor of McDonald’s no later than twelve months following the effective date of the MFA.

Under the MFAs, no more than 50% of the total number of restaurants in each Territory, and no more than 10% of the total number of restaurants in all the Territories, can be located on real estate property that is owned, held or leased by our sub-franchisees.

Transfer of Equity Interests or Significant Assets

Under the MFAs, neither we nor any of our subsidiaries can transfer or pledge any equity interests in ourselves or any of our subsidiaries, or any significant portion of our or their assets, without McDonald’s consent.

Operational Control

Under the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and our chief operating officer, but their approval may not be unreasonably withheld.

We must comply with the technology standards provided by McDonald’s. If McDonald’s modifies its standards applicable to technology and related equipment, we must update, purchase or license for use any new or modified technology, software, hardware or equipment necessary to comply with the modified standards.

Restaurant Opening Plan and Reinvestment Plan

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan. Under the terms of the plan we have agreed, we expect to open 90-100 restaurants in 2025. In addition, we have agreed to use our best efforts to reimage at least 10% of our eligible restaurants. We may also propose, subject to McDonald’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.

Advertising and Promotion Plan

Under the MFAs, we must develop and implement a marketing plan with respect to each Territory that must be approved in advance by McDonald’s and be in accordance with guidelines provided by McDonald’s. The MFAs require us to spend at least 5% of our gross sales on advertisement and promotion activities, unless otherwise agreed with McDonald’s. Our advertising and promotion activities are guided by our overall marketing plan, which identifies the key strategic platforms that we aim to leverage in order to drive sales.

Insurance

Under the MFAs, we are required to acquire and maintain a variety of insurance policies with certain minimum coverage limits, including commercial general liability insurance, local obligatory insurance with respect to employees and employers liability insurance, business automobile insurance, umbrella or excess liability insurance, cyber liability insurance, “all risk” property and business interruption insurance, crime insurance, and “construction all-risk” or “all-risk builder’s risk” insurance, among others.

Call Option Right and Security Interest in Equity Interests of the Company

Under the MFAs, McDonald’s has the right, or “Call Option”, to acquire all, but not less than all, of our non-public shares or, in certain circumstances as further described below, our interests in one or more Territories (i) upon expiration of the two and a half-year period beginning on either (x) the date when McDonald’s notifies us of its election to not renew the MFAs or (y) if McDonald’s notifies us of an offer to renew the MFAs and we do not accept such offer, the date of such offer notice from McDonald’s, in each case, to and including the expiration or termination of the MFA, (ii) within 30 days after the termination of the MFAs for any reason other than for a material breach, (iii) during the twelve-month period following the earlier of: (x) the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder, during which period no successor to Mr. Staton has been nominated or appointed, and (y) the receipt by McDonald’s of notice from the beneficiaries of Mr. Woods Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice, or (iv) following the occurrence of a material breach of the MFAs.

In the case of a material breach of our obligations under the MFAs, McDonald’s generally has the right either to exercise the Call Option with respect to all of the Territories, or, in its sole discretion, with respect to the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable except upon the occurrence of an initial material breach relating to any Territory or Territories in which there are less than 100 restaurants in operation. In such case, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory or Territories. As of December 31, 2024, we had more than 100 restaurants in operation in each of Brazil, Mexico, Argentina and Chile. In Puerto Rico, we had 94 restaurants in operation, and no other Territory had more than 90 restaurants in operation.

If McDonald’s exercises the Call Option upon the occurrence of the events described in clause (i), (ii) or (iii) of the second preceding paragraph, it must pay a purchase price equal to 100% of the fair market value of our non-public shares. If the Call Option is exercised upon the occurrence of a material breach, however, the purchase price is reduced to 80% of the fair market value of all of our non-public shares or of all of the equity interests of the subsidiaries operating restaurants in the Territory related to such material breach, as applicable. The purchase price paid by McDonald’s upon exercise of the Call Option is, in all events, reduced by the amount of debt and contingencies and increased by the amount of cash attributable to the entity whose equity interests are being acquired pursuant to the Call Option. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

If McDonald’s exercises the Call Option with respect to any of our subsidiaries (but not all of them) and the amount of debt and contingencies (minus cash) attributable to the equity interests of those subsidiaries is greater than the fair market value of those equity interests, we must, at our election, either (i) assume the debts and contingencies (minus cash) and deliver the equity interests to McDonald’s free of any obligations with respect thereto or (ii) pay to McDonald’s the absolute value of that amount. The fair market value of any of the equity interests is to be determined by internationally recognized investment banks selected by us and McDonald’s.

In order to secure McDonald’s right to exercise the Call Option, McDonald’s was granted a perfected security interest in the equity interests of the Master Franchisee, the Brazilian Master Franchisee and our subsidiaries other than our subsidiaries organized in Costa Rica, Mexico, French Guiana, Guadeloupe and Martinique. The equity interests of our subsidiaries organized in Costa Rica and Mexico were transferred to a trust for the benefit of McDonald’s. McDonald’s does not have a security interest in the equity interests of our subsidiaries organized in French Guiana, Guadeloupe and Martinique.

The equity interests were transferred to Citibank, N.A., acting as escrow agent. Subject to the terms of the Escrow Agreement, upon McDonald’s exercise of the Call Option and its payment of the respective purchase price, the escrow agent or the applicable trustee must transfer the equity interests, free of any liens or encumbrances, to McDonald’s.

Upon the expiration or termination of the MFAs, in the event McDonald’s does not exercise its Call Option, the MFAs would expire and we would be required, among other obligations, to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and our rights therein, the MFAs prohibit us from engaging in certain competitive businesses, including any local or international informal eating out or quick-service restaurants, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. Moreover, McDonald’s would have the option to purchase the furniture, fixtures, signs, equipment, leasehold improvements and other similar fixed property or any portion thereof held by the franchised restaurant(s) designated by McDonald’s, for a sum equal to the fair market value of such property, by delivering a written notice to us within 60 days following any such termination or expiration.

Limitations on Indebtedness

Under the MFAs, we cannot incur certain indebtedness, without McDonald’s consent.

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to 1.50 and a leverage ratio (as defined therein) not in excess of 4.25. If we are unable to comply with our original commitments under the MFAs or to obtain a waiver for any non-compliance in the future, we could be in material breach. Our breach of the MFAs would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.”

Letters of Credit

As security for the performance of our obligations under the MFAs, we have obtained letters of credit in favor of McDonald’s in the aggregate amount of $80.0 million from various banks and are required to maintain these letters of credit in effect.

The letters of credit contain a limited number of customary affirmative and negative covenants and benefit from guarantees from certain subsidiaries.

Although we do not have any amounts outstanding under our letters of credit at this time, any default under the letters of credit would also result in a material breach of our obligations under the MFAs.

Termination

The MFAs automatically terminate without the need for any party to it to take any further action if any type of insolvency or similar proceeding in respect of us, any of our subsidiaries or Beneficial Owner commences.

In the event of the occurrence of any material breach—other than our failure to achieve certain targeted openings—McDonald’s has the right to terminate the MFAs. If we fail to achieve such targeted openings, McDonald’s has the right to terminate our exclusive right to exploit the rights granted under the MFAs with respect to each Territory to which such failure may be attributable.

We must pay to McDonald’s any amounts owed under the MFAs within ten business days of the termination of the MFA. In addition, McDonald’s has the right to exercise its Call Option.

McDonald’s also has the option to purchase certain fixed property or any portion thereof for a sum equal to the fair market value of such property, by delivering a written notice within 60 days following any termination of the MFA. If we and McDonald’s fail to agree on the fair market value of the property being purchased, the fair market value of such property will be determined by a reputable international accounting firm designated by McDonald’s.

Risk Factors

For a description of risks associated with the Company, see “Item 3. Key Information—D. Risk Factors” set forth in our most recent annual report on Form 20-F. Set out below are updates to certain risk factors related to our MFAs, which could have a material adverse effect on the Company’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. The risks appearing below update and supplement certain risks highlighted in our most recent annual report on Form 20-F. These risks should be read in conjunction with the risks appearing in our most recent annual report on Form 20-F and all of the other information appearing in this report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Company faces. In addition, there may be additional risks that the Company currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth below.

Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the termination or expiration of which would materially adversely affect our business, results of operations, financial condition and prospects.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs through December 31, 2044 (for most Territories). As a result, our ability to continue operating in our current capacity is dependent on the continued existence of our contractual relationship with McDonald’s.

After the expiration of the term, McDonald’s may grant us an option to enter into a new agreement to continue the franchise for an additional term of (a) 20 years with respect to all Territories other than French Guiana, Guadeloupe and Martinique and (b) 10 years with respect to French Guiana, Guadeloupe and Martinique, with an option to extend the term with respect to such territories for an additional term of 10 years. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between January 2040 and January 2042. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.

If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a two and a half-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the termination or expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares at their fair market value.

In the event McDonald’s does not exercise its option to acquire our non-public shares, the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and our rights therein, the MFAs prohibit us from engaging in certain competitive businesses, including any other local or international quick-service restaurant or informal eating out business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. Moreover, McDonald’s would have the option to purchase the furniture, fixtures, signs, equipment, leasehold improvements and other similar fixed property or any portion thereof held by the franchised restaurant(s) designated by McDonald’s, for a sum equal to the fair market value of such property. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the termination or expiration of the MFAs for any reason would materially and adversely affect our business, results of operations, financial condition and prospects.

Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs. As a result, our revenues are dependent on the continued existence of our contractual relationship with McDonald’s.

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, among other restrictions and obligations, under the MFAs, we are not permitted to operate any other competitive businesses, including any other local or international quick-service restaurant or informal eating out business, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including standby letters of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer (such approval not to be unreasonably withheld) as well as to approve certain related party transactions. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which McDonald’s has the right to approve.

However, McDonald’s does not have an obligation to fund our operations. Furthermore, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.

In addition to using our cash flow from operations, we may need to incur additional indebtedness in order to finance future commitments, which could adversely affect our financial condition. Moreover, we may not be able to obtain this additional indebtedness on favorable terms, or at all. Failure to comply with our commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

If the terms of the MFAs excessively restrict our ability to operate our business or if we are unable to satisfy our restaurant opening and reinvestment commitments under the MFAs, our business, results of operations and financial condition would be materially and adversely affected.

McDonald’s has the right to acquire control of all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may terminate such MFA and acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.

McDonald’s has the right to acquire all of our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder, an election by McDonald’s or us not to renew the MFA, a material breach of the MFAs or the termination of the MFAs for any reason other than a material breach. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value:

•	upon expiration of the two and a half-year period beginning on either (i) the date when McDonald’s notifies us of its election to not renew the MFAs or (ii) if McDonald’s notifies us of an offer to renew the MFAs and we do not accept such offer, the date of such offer notice from McDonald’s, in each case, to and including the expiration or termination of the MFA;

•	within 30 days after the termination of the MFAs for any reason other than for a material breach; or

•	during the twelve-month period following the earlier of: (i) the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder, during which period no successor to Mr. Staton has been nominated or appointed, and (ii) the receipt by McDonald’s of notice from the beneficiaries of Mr. Woods Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.

If there is a material breach of the MFA, other than our failure to achieve certain targeted openings, McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 80% of their fair market value. If we fail to achieve such targeted openings, McDonald’s has the right to terminate our exclusive right to exploit the rights granted under the MFAs with respect to each Territory to which such failure may be attributable.

In addition, if there is a material breach that relates to one or more Territories in which, at the time of the material breach determination, there are at least 100 franchised restaurants in operation, McDonald’s also has the right, in McDonald´s sole discretion, to acquire (i) all of our interests in our subsidiaries in all Territories or (ii) all of our interests in our subsidiaries in the Territory or Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, in each case at 80% of their fair market value. By contrast, if the material breach of the MFAs affects or is attributable to any of the Territories in which, at the time of the material breach determination, there are less than 100 franchised restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the Territory or Territories being affected by such material breach or to which such material breach may be attributable. For example, since, as of the date hereof, we have more than 100 franchised restaurants in Mexico, if there is a material breach with respect to our business in Mexico identified by McDonald’s as being affected by such material breach or to which such material breach may be attributable, McDonald’s would have the right to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach relating to our Ecuadorian business, which, as of the date hereof, has less than 100 franchised restaurants in operation, McDonald’s would only have the right to acquire our business in Ecuador.

Additionally, if there is a material breach under an MFA, other than our failure to achieve certain targeted openings, McDonald’s has the right to terminate the MFAs, in whole or, in McDonald’s sole discretion, with respect to any one or more Territories identified by McDonald’s as being affected by such material breach or to which such material breach may be, directly or indirectly attributable. Any such termination would have a material adverse effect on our business, results of operations and financial condition.

McDonald’s was granted a perfected security interest in the equity interests of the Master Franchisee, the Brazilian Master Franchisee and our subsidiaries other than our subsidiaries organized in Costa Rica, Mexico, French Guiana, Guadeloupe and Martinique. The equity interests of our subsidiaries organized in Costa Rica and Mexico were transferred to trusts for the benefit of McDonald’s. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Material Contacts - Master Franchise Rights—“C. Material Contracts—The MFAs—Termination” for more details about fair market value calculation.

The success of our business is dependent on the effectiveness of our marketing strategy.

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub-franchisees contribute a percentage of their gross sales to our marketing plan. In addition, unless otherwise agreed with McDonald’s, we are required under the MFAs to spend at least 5% of our sales on advertising, communications and promotional activities in the majority of our markets, in accordance with guidelines provided by McDonald’s. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.2% of our gross sales of all franchised restaurants in the Territories in order to fund such activities.

If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, or if our competitors develop attractive new products or innovative advertising techniques, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.

The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Woods Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Woods Staton’s death or permanent incapacity where no successor to Mr. Staton has been appointed, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period following the earlier of (1) the eighteen-month anniversary of his death or incapacity, and (2) the receipt by McDonald’s of notice from the beneficiaries of Mr. Staton’s estate that such beneficiaries have elected to have such twelve-month period commence as of a date specified in such notice, which date shall be after the receipt of such notice.

In addition, in the event that we need to appoint a new CEO, pursuant to the MFAs, we must submit to McDonald’s the name of such proposed successor for approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

A material breach under the MFAs would occur if we, or our subsidiaries, materially breached any of the representations or warranties or obligations under the MFAs and, to the extent the MFAs provide for a cure period, such material breach is not cured within such specified time, including by failing to comply with anti-terrorism or anti-corruption policies and procedures required by applicable law.

We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. Our employees, including part-time employees, are eligible to participate in training on ethical and anti-corruption standards, and we utilize our online campus to provide such training. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

Date:	January 17, 2025	By:	/s/ Juan David Bastidas
			Name:	Juan David Bastidas
			Title:	Chief Legal Counsel